Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not an offer for sale or a sale of the Company’s shares or ADSs in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
DISCLOSEABLE TRANSACTION
INCREASE IN SHAREHOLDING INTEREST
IN THE COMPANY BY TELEFÓNICA
AND
INVESTMENT BY THE COMPANY IN TELEFÓNICA
STRATEGIC ALLIANCE BETWEEN THE COMPANY AND TELEFÓNICA
Financial Adviser to the Company
MUTUAL INVESTMENT OF US$1 BILLION BY THE COMPANY AND TELEFÓNICA IN EACH OTHER
The Board is pleased to announce that in order to strengthen the cooperation between the Company and Telefónica, on 6 September 2009, the parties entered into the Subscription Agreement pursuant to which each party conditionally agreed to invest the equivalent of US$1 billion in the other party through the acquisition of shares in the other party.
Under the terms of the Subscription Agreement, the Transaction will be implemented, at Telefónica’s election, either through (a) the subscription by Telefónica of 693,912,264 new Shares at a price of HK$11.17 each and the subscription by the Company of 40,730,735 new Telefónica Ordinary Shares at a price of EUR17.24 each, in each case for cash consideration and subject to adjustment, or (b) the subscription by Telefónica of 693,912,264 new Shares at a price of HK$11.17 each to be satisfied by the contribution by Telefónica of 40,730,735 Telefónica Treasury Shares at a price of EUR17.24 each to the Company, subject to adjustment.
As at the date of this Agreement, the Company does not have any shareholding interest in Telefónica and Telefónica has an indirect shareholding interest of approximately 5.38% of the issued share capital of the Company. Following the completion of the Transaction:
(a)
the Company will have a shareholding interest of (i) approximately 0.885% of the issued share capital of Telefónica (assuming the Company subscribes for new Telefónica Ordinary Shares) and (ii) approximately 0.892% of the issued share capital of Telefónica (assuming the Telefónica Treasury Shares are contributed by Telefónica to the Company) and, in each case, assuming the completion of the Telefónica Share Cancellation; and

(b)	Telefónica’s indirect shareholding interest in the Company will increase from approximately 5.38% to approximately 8.06% of the issued share capital of the Company.

Subject to the Telefónica Group holding in aggregate, directly or indirectly, not less than 5% of the issued share capital of the Company from time to time and to the extent not prohibited under applicable law, the articles of association of the Company and the Listing Rules, Telefónica shall be entitled to nominate one representative to the Board. Mr Cesareo Alierta Izuel is currently Telefónica’s representative on the Board.
STRATEGIC ALLIANCE AGREEMENT
The Board is also pleased to announce that on 6 September 2009, the Company and Telefónica entered into the Strategic Alliance Agreement pursuant to which the parties agreed to establish a strategic alliance in order to strengthen the business of each other by cooperation based on the network, business model and experience of each other.
Completion of the Transaction is subject to the satisfaction (or, if applicable, waiver) of the conditions set out in the Subscription Agreement. Shareholders, holders of ADSs and potential investors are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company.
1. INTRODUCTION
The Board is pleased to announce that in order to strengthen the cooperation between the Company and Telefónica, on 6 September 2009, the parties entered into (1) the Subscription Agreement pursuant to which each party conditionally agreed to invest the equivalent of US$1 billion in the other party through the acquisition of shares in the other party and (2) the Strategic Alliance Agreement pursuant to which the parties agreed to establish a strategic alliance in order to strengthen the business of each other by cooperation based on the network, business model and experience of each other.
CICC is the financial adviser to the Company in connection with the Transaction.
2. SUBSCRIPTION AGREEMENT
Date
6 September 2009
Parties
(a) The Company
(b) Telefónica
To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiries, Telefónica and its ultimate beneficial owners are third parties independent of the Company and connected persons of the Company.
The Transaction
Under the terms of the Subscription Agreement, each party has conditionally agreed to invest the equivalent of US$1 billion in the other party through the acquisition of shares in the other party.
The Transaction will be implemented, at Telefónica’s election within 15 Business Days after the date of the Subscription Agreement, either through:
(1)
the subscription by Telefónica of 693,912,264 new Shares (the “New Unicom Shares”) at a price of HK$11.17 each (the “Unicom Price Per Share”) and the subscription by the Company of 40,730,735 new Telefónica Ordinary Shares (the “Telefónica Shares”) at a price of EUR17.24 each (the “Telefónica Price Per Share”), in each case for cash consideration (“Alternative A”); or

(2)
the subscription by Telefónica of the New Unicom Shares at the Unicom Price Per Share to be satisfied by the contribution by Telefónica of 40,730,735 Telefónica Treasury Shares (also, the “Telefónica Shares”) at the Telefónica Price Per Share to the Company (“Alternative B”), in each case, subject to adjustments as described below.

New Unicom Shares and Unicom Price Per Share
The number of New Unicom Shares was arrived at by dividing HK$7,751,000,000 (being an amount equivalent to US$1 billion converted at the Exchange Rate) by the Unicom Price Per Share.
The Unicom Price Per Share is the arithmetic average of the official closing prices on the Hong Kong Stock Exchange per Share, computed to two decimal places, as shown on the Bloomberg Screen by the ticker “762 HK Equity HP” for the 30 consecutive days in which the Shares are traded on the Hong Kong Stock Exchange ending on 28 August 2009.
The New Unicom Shares will be allotted and issued pursuant to the General Mandate and is within the authority granted under the General Mandate. No Shares have been allotted or issued pursuant to the General Mandate as at the date of this announcement.
The New Unicom Shares when allotted and issued will be credited as fully paid and will rank pari passu in all respects with the other existing Shares.
An application will be made by the Company to the Hong Kong Stock Exchange for the listing of, and permission to deal in, the New Unicom Shares on the Hong Kong Stock Exchange.
Telefónica Shares and Telefónica Price Per Share
The number of Telefónica Shares was arrived at by dividing EUR702,197,879 (being an amount equivalent to US$1 billion converted at the Exchange Rate) by the Telefónica Price Per Share.
The Telefónica Price Per Share is the arithmetic average of the official closing prices on the Madrid Stock Exchange per Telefónica Ordinary Share, computed to two decimal places, as shown on the Bloomberg Screen by the ticker “TEF SM Equity HP” for the 30 consecutive days in which the Telefónica Ordinary Shares are traded on the Madrid Stock Exchange ending on 28 August 2009.
The Telefónica Shares when issued or transferred, as the case may be, will be credited as fully paid and will rank pari passu in all respects with the other existing Telefónica Ordinary Shares.
Where Telefónica elects to proceed with Alternative A, an application will be made by Telefónica to the Spanish Stock Exchange for the listing of the Telefónica Shares on the Spanish Stock Exchange.
Adjustments
In the event that any dividends and/or other distributions are made or paid by the Company and/or Telefónica, as the case may be, to its shareholders after the date of the Subscription Agreement but before Completion, the Unicom Price Per Share and/or the Telefónica Price Per Share, as the case may be, shall be reduced by the amount of such dividends and/or other distributions corresponding to the Shares and/or the Telefónica Ordinary Shares, as the case may be, in each case on a per share basis.
If, from the date of the Subscription Agreement until Completion, there occurs any change in the issued share capital of the Company or Telefónica, as the case may be, by reason of share splits, share consolidation, exchange of all the shares of the Company or Telefónica, or similar events, the number of the New Unicom Shares or the number of the Telefónica Shares, as the case may be, shall be adjusted appropriately so that Telefónica or the Company, as the case may be, shall receive such equivalent number of New Unicom Shares or Telefónica Shares, as the case may be, after taking into consideration the effects of such event on the number of shares comprised in the share capital or the capital stock of the Company or Telefónica, as the case may be.

Conditions to Completion
Completion of the acquisition of the Telefónica Shares (either through the subscription for new Telefónica Ordinary Shares or the acquisition of the Telefónica Treasury Shares) by the Company is conditional upon the following conditions (the “Unicom Conditions”) being fulfilled (or, if applicable, waived) on or before 7 November 2009 (or such other date as the Company and Telefónica may agree in writing) (the “Long Stop Date”):
(a)
the Telefónica Board having passed a resolution either to increase Telefónica’s capital and to issue the Telefónica Shares (in the event Telefónica elects to proceed with Alternative A) or to contribute in kind the Telefónica Shares to the Company in exchange for the New Unicom Shares (in the event Telefónica elects to proceed with Alternative B);

(b)	the warranties given by Telefónica in the Subscription Agreement being true and accurate as at the date of the Subscription Agreement and remaining so as at Completion as if made on that date;
(c)
there not having been any Material Adverse Change in respect of Telefónica or the Telefónica Group, and Telefónica having operated its business and the Telefónica Group’s business in the ordinary course of business, since the date of the last published consolidated accounts of Telefónica; and

(d)	all of the Telefónica Conditions (as defined below) having been satisfied, or waived by Telefónica, as the case may be.
The Unicom Conditions in paragraphs (b) and (c) above are the only Unicom Conditions that can be waived by the Company, in whole or in part.
Completion of the subscription for the New Unicom Shares by Telefónica is conditional on the following conditions (the “Telefónica Conditions”) being fulfilled (or, if applicable, waived) on or before the Long Stop Date:
(i)
the listing of, and permission to deal in, all the New Unicom Shares having been granted by the Listing Committee of the Hong Kong Stock Exchange and such listing and permission not subsequently being revoked prior to Completion;

(ii)	the warranties given by the Company in the Subscription Agreement being true and accurate as at the date of the Subscription Agreement and remaining so as at Completion as if made on that date;
(iii)
there not having been any Material Adverse Change in respect of the Company or the Group, and the Company having operated its business and the Group’s business in the ordinary course of business, since the last published consolidated accounts of the Company; and

(iv)	all of the Unicom Conditions having been satisfied, or waived (other than the Unicom Condition set out in paragraph (a) above) by the Company, as the case may be.
The Telefónica Conditions in paragraphs (ii) and (iii) above are the only Telefónica Conditions that can be waived by Telefónica, in whole or in part.
Completion
Subject to the Unicom Conditions and the Telefónica Conditions (the “Conditions”) having been fulfilled or waived by the Company or Telefónica, as the case may be, Completion shall take place on the fifth Business Day following the date on which the last condition has been satisfied or waived by the relevant party, as the case may be.
If the Conditions are not fulfilled or waived by the relevant party, as the case may be, on or before the Long Stop Date, the Subscription Agreement shall automatically terminate, save that certain provisions, including Telefónica’s entitlement to nominate one representative to the Board referred to below, shall survive termination.
Shareholding Interests of the Company and Telefónica in Each Other
As at the date of this Agreement, the Company does not have any shareholding interest in Telefónica and Telefónica has an indirect shareholding interest of approximately 5.38% of the issued share capital of the Company.
Following the completion of the Transaction:
(a)
the Company will have a shareholding interest of (i) approximately 0.885% of the issued share capital of Telefónica (assuming the Company subscribes for new Telefónica Ordinary Shares) and (ii) approximately 0.892% of the issued share capital of Telefónica (assuming the Telefónica Treasury Shares are contributed by Telefónica to the Company) and, in each case, assuming the completion of the Telefónica Share Cancellation; and

(b)	Telefónica’s indirect shareholding interest in the Company will increase from approximately 5.38% to approximately 8.06% of the issued share capital of the Company.
Telefónica’s Board Representation
Subject to the Telefónica Group holding in aggregate, directly or indirectly, not less than 5% of the issued share capital of the Company from time to time and to the extent not prohibited under applicable law, the articles of association of the Company and the Listing Rules, Telefónica shall be entitled to nominate one representative to the Board. Mr Cesareo Alierta Izuel is currently Telefónica’s representative on the Board.
Undertakings by the Company and Telefónica
With effect from Completion, and for so long as the Strategic Alliance Agreement is in effect:
(a)
the Company shall not (i) offer, issue or sell any significant number of Shares (including those held in treasury by the Company itself, if any), or any securities convertible into or other rights to subscribe for or purchase a significant number of Shares (including those held in treasury by the Company itself, if any), to any current major competitor of Telefónica or (ii) make any significant investment, directly or indirectly, in any current major competitor of Telefónica; and

(b)
Telefónica shall not (i) offer, issue or sell any significant number of Telefónica Ordinary Shares or Telefónica Treasury Shares, or any securities convertible into or other rights to subscribe for or purchase a significant number of Telefónica Ordinary Shares or Telefónica Treasury Shares, to any current major competitor of the Company or (ii) make any significant investment, directly or indirectly, in any current major competitor of the Company.

The Company has undertaken to Telefónica that for a period of one year from Completion, it shall not, directly or indirectly, sell, transfer or dispose of any of the Telefónica Ordinary Shares or Telefónica Treasury Shares held, directly or indirectly, by the Group, save for the transfer of such shares to any member of the Group.
Telefónica has undertaken to the Company that for a period of one year from Completion, it shall not, directly or indirectly, sell, transfer or dispose of any of the Shares held, directly or indirectly, by the Telefónica Group, save for the transfer of such Shares to any member of the Telefónica Group.
3. STRATEGIC ALLIANCE AGREEMENT
Date
6 September 2009
Parties
(a) The Company
(b) Telefónica
Cooperation Between the Company and Telefónica
Under the Strategic Alliance Agreement, subject to applicable laws and to agreements entered into with third parties, the Company and Telefónica have agreed to cooperate in various areas, including procurement, mobile service platforms, the provision of services to multinational customers, roaming, technology, research and development and international business development, in order to achieve synergies in the operations of each party. The parties have also agreed to establish a senior management exchange program and employee training programs for each other’s employees.

Term and Termination
The Strategic Alliance Agreement is effective for a term of three years from the date of signing and, subject to the termination events referred to below, shall be automatically renewed for one year unless either party gives at least six months’ prior written notice of termination.
The Strategic Alliance Agreement may be terminated in the following circumstances:
(a)
in the event the Telefónica Group, directly or indirectly, sells, contracts to sell or otherwise disposes of Shares that result in the Telefónica Group holding, directly or indirectly, in aggregate less than 5% of the issued share capital of the Company from time to time, the Company may give not less than 30 days’ prior written notice of termination to Telefónica;

(b)
in the event the Group, following the completion of the Company’s acquisition of the Telefónica Shares pursuant to the Subscription Agreement, directly or indirectly, sells, contracts to sell or otherwise disposes of shares in Telefónica that result in the Group holding, directly or indirectly, in aggregate less than 0.5% of the issued share capital of Telefónica from time to time, Telefónica may give not less than 30 days’ prior written notice of termination to the Company;

(c)	one party may give not less than 30 days’ prior written notice of termination to the other party (the “Defaulting Party”) where:
(i)
the Defaulting Party commits a material breach of the Strategic Alliance Agreement and either (A) the breach is not capable of being remedied or (B) where the breach is capable of being remedied, the Defaulting Party does not remedy that breach within 30 days of the other party sending it written notice requiring it to remedy the breach; or

(ii)	the Defaulting Party commits a material breach of the Subscription Agreement; or
(d)	where there occurs a change of control of the Company, other than through an internal group restructuring, the Strategic Alliance Agreement will terminate with immediate effect.
4. REASONS FOR AND BENEFITS OF THE TRANSACTION AND THE STRATEGIC ALLIANCE
The Company and Telefónica have conducted a series of business cooperation and cooperative efforts in business development and sharing of experience. The Transaction and the strategic alliance between the parties would enable the parties to strengthen their strategic relationship with each other and promote cooperation in areas including procurement, mobile service platforms, the provision of services to multinational customers, technology and research and development. It would also enable the parties to share their experience in providing a full spectrum of telecommunications services, 3G mobile telecommunications business operations based on a WCDMA network and multinational operations. Furthermore, it would further create synergies between the parties and facilitate the implementation of the Company’s strategy and the development of the Company’s core business.
The Directors believe that the terms of the Transaction are fair and reasonable and in the interests of the Shareholders as a whole.
5. LISTING RULES IMPLICATIONS OF THE TRANSACTION
The Transaction constitutes a discloseable transaction for the Company under the Listing Rules as the highest applicable percentage ratio is more than 5% but less than 25%.
6. INFORMATION ON THE COMPANY
The Company was incorporated in Hong Kong with limited liability on 8 February 2000. The Company, through its subsidiaries, is principally engaged in GSM and 3G cellular business and value-added services, fixed-line voice and value-added services, fixed-line broadband, data communications services and other telecommunication business in all of the 31 provinces, municipalities and autonomous regions in China.

On 7 January 2009, Unicom Parent was granted the licence to operate 3G digital cell business with WCDMA technology by the Ministry of Industry and Information Technology of the PRC (“MIIT”). MIIT has granted approval for Unicom Parent to license China United Network Communications Corporation Limited, a wholly-owned subsidiary of the Company, to operate 3G digital cell business with WCDMA technology nationwide in China.
The Shares were listed on the Hong Kong Stock Exchange on 22 June 2000 (Hong Kong time) and the ADSs were listed on the New York Stock Exchange on 21 June 2000 (New York time).
7. INFORMATION ON TELEFÓNICA
Telefónica is one of the largest integrated operators in the telecommunication sector in the world, providing communications, information and entertainment solutions, with a presence in 25 countries. Telefónica is listed on the Spanish Stock Exchange and on the stock exchanges of London, Tokyo, New York, Lima, Buenos Aires and São Paulo.
Based on the latest published audited consolidated financial statements of Telefónica, prepared in accordance with International Financial Reporting Standards, the total net asset value of Telefónica as at 31 December 2008 was approximately EUR19,562 million (HK$217,793 million).
Based on the latest published audited consolidated financial statements of Telefónica, prepared in accordance with International Financial Reporting Standards, Telefónica’s profit before taxation and profit for the year attributable to equity holders of the parent for the financial year ended 31 December 2008 were approximately EUR10,915 million (HK$121,522 million) and EUR7,592 million (HK$84,525 million), respectively, and Telefónica’s profit before taxation and profit for the year attributable to equity holders of the parent for the financial year ended 31 December 2007 were approximately EUR10,684 million (HK$118,950 million) and EUR8,906 million (HK$99,155 million), respectively.
8. GENERAL
Completion of the Transaction is subject to the satisfaction (or, if applicable, waiver) of the conditions set out in the Subscription Agreement. Shareholders, holders of ADSs and potential investors are advised to exercise caution when dealing in the Shares, ADSs and other securities of the Company.
9. DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“ADSs”	American Depositary Shares which are issued by The Bank of New York Mellon and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Board”	the board of Directors

“Business Day”	a day other than a Saturday, Sunday or public holiday in Hong Kong, Beijing or Madrid

“CICC”	China International Capital Corporation Hong Kong Securities Limited, the financial adviser to the Company in connection with the Transaction

“Company”	China Unicom (Hong Kong) Limited (), a company incorporated under the laws of Hong Kong with limited liability and whose shares and ADSs are listed on the Hong Kong Stock Exchange and the New York Stock Exchange, respectively

“Completion”	completion of the Transaction pursuant to the Subscription Agreement

“connected person”	has the meaning given to it in the Listing Rules

“control”	the exercise or control of the exercise, directly or indirectly, of 30% or more of the voting power at general meetings of a company, or power to control the composition of a majority of the board of directors of the company

“Directors”	the directors of the Company

“EUR”	Euro, the single currency of member states of the European Communities that adopt or have adopted the Euro as their lawful currency under the legislation of the European Community for Economic Monetary Union

“Exchange Rate”	(i) the exchange rate of US$1.00 to HK$7.7510, being the arithmetic average rate for the purchase of HK$ with US$, computed to four decimal places, as shown on Reuters HKDFIX= (published by Treasury Market Association of Hong Kong) at 11.15 a.m. (Hong Kong time) for the ten consecutive trading days ending on 28 August 2009 or (ii) the exchange rate of EUR1.00 to US$1.4241, being the arithmetic average rate for the daily fixing of EUR with US$, computed to four decimal places, as published by European Central Bank and shown on “Reuters Screen ECB 37” at or about 14:00 hours (CET) time for the ten consecutive trading days ending on 28 August 2009

“General Mandate”	the general mandate granted by the Shareholders to the Directors at the annual general meeting of the Company held on 26 May 2009 to allot, issue and deal with new Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at 26 May 2009

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Material Adverse Change”	any event, circumstance, effect, occurrence or state of affairs or any combination thereof which has, or is reasonably likely to have, a Material Adverse Effect

“Material Adverse Effect”	a material adverse effect on the business, operations, property, condition (financial or otherwise) or prospects of Telefónica or the Company, as the case may be

“percentage ratios”	has the meaning given to it in Chapter 14 of the Listing Rules

“PRC” or “China”	the People’s Republic of China

“Shareholders”	the shareholders of the Company

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Spanish Stock Exchange”	the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges as connected through Spanish Continuous Market (Mercado Continuo)

“Subscription Agreement”	the subscription agreement dated 6 September 2009 entered into between the Company and Telefónica in relation to the Transaction

“Strategic Alliance Agreement”	the strategic alliance agreement dated 6 September 2009 entered into between the Company and Telefónica

“Telefónica”	Telefónica, S.A., a company incorporated in Spain

“Telefónica Board”	the board of directors of Telefónica

“Telefónica Group”	Telefónica and its subsidiaries

“Telefónica Ordinary Shares”	ordinary shares of EUR1.00 each in the capital of Telefónica and listed on the Spanish Stock Exchange

“Telefónica Share Cancellation”	the cancellation of 141,000,000 Telefónica Ordinary Shares agreed by the Telefónica shareholders’ meeting held on 23 June 2009

“Telefónica Shares”	40,730,735 Telefónica Ordinary Shares to be issued to the Company pursuant to Alternative A or 40,730,735 Telefónica Treasury Shares to be transferred to the Company pursuant to Alternative B, subject to adjustment

“Telefónica Treasury Shares”	Telefónica Ordinary Shares repurchased by and held in treasury by Telefónica itself

“Transaction”	the mutual investment of US$1 billion by the Company and Telefónica in each other pursuant to the Subscription Agreement

“Unicom Parent”	(China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

“US$”	United States dollars, the lawful currency of the United States
This announcement contains translations between Euro and Hong Kong dollar amounts at EUR1.00 to HK$11.1335, being the exchange rate prevailing on 28 August 2009.
As at the date of this announcement, the Board comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Directors:	Cesareo Alierta Izuel and Jung Man Won

Independent Non-executive Directors:	Wu Jinglian, Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton and Timpson Chung Shui Ming

By Order of the Board
CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE
Company Secretary
Hong Kong, 6 September 2009